ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the three and six months ended June 30, 2017

ALAMOS GOLD INC. For the Three and Six Months Ended June 30, 2017

2017 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated August 1 2017, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016, and unaudited condensed consolidated interim statements for the three and six months ended June 30, 2017, and notes thereto. The financial statements have been prepared in accordance with the IAS 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 31.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. The Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. In addition, Alamos has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2017 Management’s Discussion and Analysis

Highlight Summary

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Financial Results (in millions)
Operating revenues	$131.3	$120.1	$252.3	$224.4
Cost of sales (1)	$109.5	$106.0	$219.6	$205.5
Earnings from operations	$15.8	$2.9	$18.0	$0.6
Net earnings (loss)	$2.4	($11.8)	$2.5	($2.1)
Cash provided by operations before working capital and cash taxes(2)	$45.1	$40.3	$79.3	$67.9
Cash provided by operating activities	$51.4	$36.9	$71.5	$60.7
Capital expenditures (sustaining) (2)	$11.1	$13.9	$20.4	$24.4
Capital expenditures (growth) (2),(3)	$40.4	$24.6	$64.7	$47.4
Operating Results
Gold production (ounces)	105,900	92,464	202,100	187,095
Gold sales (ounces)	104,023	95,866	202,778	186,855
Per Ounce Data
Average realized gold price	$1,262	$1,253	$1,244	$1,201
Average spot gold price (London PM Fix)	$1,257	$1,260	$1,238	$1,217
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,053	$1,106	$1,083	$1,100
Total cash costs per ounce of gold sold (2)	$784	$775	$805	$778
All-in sustaining costs per ounce of gold sold (2)	$942	$1,037	$977	$1,012
Share Data
Earnings (loss) per share, basic and diluted	$0.01	($0.04)	$0.01	($0.01)
Weighted average common shares outstanding (basic) (000’s)	299,189	264,464	292,008	263,431
Financial Position (in millions)
Cash and cash equivalents			$133.7	$273.4
Total debt and equipment financing obligations			$5.2	$316.9

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration and La Yaqui Phase I development.

2017 Management’s Discussion and Analysis

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Gold production (ounces)
Young-Davidson	47,300	42,644	87,700	81,709
Mulatos	41,000	33,000	81,000	70,600
El Chanate	17,600	16,820	33,400	34,786
Gold sales (ounces)
Young-Davidson	46,368	44,024	90,195	83,758
Mulatos	40,265	34,865	78,940	67,597
El Chanate	17,390	16,977	33,643	35,500
Cost of sales (in millions)(1)
Young-Davidson	$51.6	$52.0	$101.9	$93.9
Mulatos	$36.3	$36.3	$76.3	$70.8
El Chanate	$21.6	$17.7	$41.4	$40.8
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,113	$1,181	$1,130	$1,121
Mulatos	$902	$1,041	$967	$1,047
El Chanate	$1,242	$1,043	$1,231	$1,149
Total cash costs per ounce of gold sold (2)
Young-Davidson	$677	$738	$693	$679
Mulatos	$735	$757	$780	$784
El Chanate	$1,185	$907	$1,165	$1,000
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$895	$965	$874	$907
Mulatos	$777	$883	$847	$882
El Chanate	$1,208	$931	$1,198	$1,017
Capital expenditures (growth and sustaining) (in millions)(2)
Young-Davidson	$22.7	$25.2	$41.3	$49.2
Mulatos(4)	$14.6	$9.2	$26.0	$13.6
El Chanate	$0.3	$0.3	$0.9	$0.4
Other	$13.9	$3.8	$16.9	$8.6

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes capitalized exploration and La Yaqui Phase I development.

2017 Management’s Discussion and Analysis

2017 Highlights

Second Quarter 2017

•
Produced a quarterly record 105,900 ounces at cost of sales of $1,053 per ounce, total cash costs[1] of $784 per ounce and all-in sustaining costs ("AISC")[1] of $942 per ounce. This included record gold production of 47,300 ounces at Young-Davidson, as well as continued strong performance at Mulatos with production of 41,000 ounces

•	Sold 104,023 ounces of gold at an average realized price of $1,262 per ounce, $5 above the London PM fix, for revenues of $131.3 million

•
Reported net earnings of $2.4 million, or $0.01 per share, which included a one-time pre-tax charge of $29.1 million (after-tax $21.8 million, or $0.07 per share) incurred on the retirement of the senior secured notes, as well as unrealized foreign exchange gains of $10.9 million ($0.04 per share) recorded within both deferred taxes and foreign exchange

•	Stronger operating margins drove cash flow from operating activities to $51.4 million, a 156% increase from the first quarter of 2017

•	Generated $18 million in free cash flow from the mine sites, including $10.7 million at Mulatos (excluding development capital for La Yaqui Phase I)

•	Construction of La Yaqui Phase I continued to advance on budget, with initial production on track for later this year

•
Completed the repurchase of $315 million senior secured notes in April 2017. As at June 30, 2017, the Company is debt-free, with approximately $150 million in cash and cash equivalents and equity securities

•	Paid a semi-annual dividend of $0.01 per share, or $3.0 million in April, 2017

•	Purchased and canceled a 2.0% net smelter royalty (“NSR”) on certain concessions at the Company's Lynn Lake project for $6.7 million (CAD $9 million)
Subsequent to Second Quarter 2017

•	Produced a monthly record of approximately 20,000 ounces of gold in July at Young-Davidson, driven by underground grades averaging in excess of 3.0 grams per tonne of gold ("g/t Au")

•
Completed a Canadian Development Expense ("CDE") flow-through financing for gross proceeds of CAD $12.0 million and Canadian Exploration Expense ("CEE") flow-through financing for gross proceeds of CAD $3.0 million

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

2017 Management’s Discussion and Analysis

2017 Key Business Developments

Bought-Deal Financing
On February 9, 2017, the Company completed a bought deal equity financing with a syndicate of underwriters, pursuant to which, 31,450,000 common shares were issued at a price of $7.95 per share, for gross proceeds to the Company of $250.0 million.
Senior Secured Note Redemption
On April 3, 2017, the Company completed the redemption of its outstanding $315 million 7.75% Senior Secured Notes ("Notes") due in 2020. The Notes were redeemed at a price of 103.875% of the principal amount (premium of $12.2 million) plus accrued interest to the date of redemption of $12.2 million. The Notes were retired with net proceeds of $239.1 million from the equity financing completed in February 2017 along with existing cash. The Company recorded a pre-tax loss of $29.1 million ($21.8 million after-tax) on redemption. The redemption of the Notes results in annual interest savings of $24.4 million.
Forestry Permits for Kirazlı Project Received
On January 5, 2017, Alamos reported that it received the Forestry Permits for the development of its Kirazlı gold project from the Forestry General Directorate in Turkey. With the Environmental Impact Assessment and Forestry Permits for Kirazlı approved by the federal government, Alamos is pursuing the GSM (Business Opening and Operation permit), the final remaining material permit required prior to starting construction. The GSM permit is granted by the Governor of the province of Çanakkale.
Kirazlı and Aği Daği Feasibility Studies
During the first quarter of 2017, the Company reported results from positive feasibility studies on the Kirazlı and Aği Daği gold projects. The studies were an update to the pre-feasibility study completed on the projects in 2012, and demonstrated strong economics as outlined below:
Kirazlı Feasibility Study Highlights

•
Declaration of an initial Proven and Probable mineral reserve of 26.1 million tonnes grading 0.79 grams per tonne of gold ("g/t Au") and 12.0 grams per tonne of silver ("g/t Ag"), containing 0.67 million ounces of gold and 10.1 million ounces of silver

•	Average annual gold production of 104,000 ounces over five years with total life of mine production of 540,000 ounces

•	Life of mine total cash costs of $339 per ounce and mine-site all-in sustaining costs of $373 per ounce, among the lowest in the industry

•	Initial capital estimate of $152 million and total life of mine capital, including sustaining capital and closure costs, of $180 million

•
After-tax net present value ("NPV") of $187 million at an 8% discount rate ($223 million at a 5% discount rate) and an after-tax internal rate of return ("IRR") of 44%, representing a 1.4 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively

Aği Daği Feasibility Study Highlights

•	Declaration of an initial Proven and Probable mineral reserve of 54.4 million tonnes grading 0.67 g/t Au and 5.4 g/t Ag, containing 1.17 million ounces of gold and 9.5 million ounces of silver

•	Average annual gold production of 177,600 ounces over five years with total life of mine production of 937,300 ounces

•	Life of mine total cash costs of $374 per ounce and mine-site all-in sustaining costs of $411 per ounce, among the lowest in the industry

•	Initial capital estimate of $250 million and total life of mine capital, including sustaining capital and closure costs, of $313 million

•
After-tax NPV of $298 million at an 8% discount rate ($360 million at a 5% discount rate) and an after-tax IRR of 39%, representing a 1.9 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively

Çamyurt Preliminary Economic Assessment Highlights
The Company also reported results from a positive preliminary economic assessment (“PEA”) completed on its Çamyurt gold project, located approximately 4 kilometres (“km”) from Aği Daği.

•	Average annual production of 93,200 ounces of gold and 403,000 ounces of silver over four years with total life of mine production of 373,200 ounces of gold and 1,612,600 ounces of silver

•
Initial capital estimate of $10 million and total life of mine capital, including sustaining capital and closure costs, of $26 million. The low capital reflects no infrastructure requirements with mineralized material from Çamyurt to be trucked and processed through the nearby Aği Daği infrastructure

•	Life of mine total cash costs of $604 per ounce and mine-site all-in sustaining costs of $645 per ounce

2017 Management’s Discussion and Analysis

•
After-tax NPV of $86 million at an 8% discount rate ($111 million at a 5% discount rate) and an after-tax IRR of 253% using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively

•
The PEA assumes mineralized material from Çamyurt is sequenced after Aği Daği has been depleted in order to utilize the infrastructure at Aği Daği, resulting in a combined mine life of nearly 10 years between the two projects

Outlook and Strategy

	2017 Guidance
	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production (000’s ounces)	200-210	150-160	50-60	—	400-430
Cost of sales, including amortization (in millions)(4)	$215	$157	$70	—	$442
Cost of sales, including amortization ($ per ounce)(4)	$1,050	$1,015	$1,265	—	$1,065
Total cash costs ($ per ounce)(1)	$625	$815	$1,200	—	$765
All-in sustaining costs ($ per ounce)(1)				—	$940
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$775	$890	$1,200	—	—
Capital expenditures (in millions)
Sustaining capital(1)	$30-35	$8-10	$2	—	$40-47
Growth capital(1) (5)	$40-45	$25-30 (2)	—	$35	$100-110
Total capital expenditures(1)	$70-80	$33-40	$2	$35	$140-$157

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.

(2)	Excludes capitalized exploration.

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense

(5)	Excludes revised capital budget for Turkish projects approved in April 2017
The Company's objective is to maximize cash flow from its operations through increased production, margin expansion, and capital discipline, while advancing its portfolio of low-cost development projects. Significant progress was made on several fronts in the second quarter with record production of 105,900 ounces of gold, generating $51.4 million in operating cash flow, and over $18 million of mine-site free cash flow driven by strong performances from both Young-Davidson and Mulatos. This marked the highest level of quarterly mine-site free cash flow since the merger of Alamos Gold and AuRico Gold in July 2015.
With gold production of 202,100 ounces in the first half of 2017 and stronger production expected in the second half of the year, the Company is on track to meet full year guidance of 400,000 to 430,000 ounces. All-in sustaining costs are expected to decrease in the second half of the year, consistent with guidance.
At Young-Davidson, production increased to a record 47,300 ounces of gold in the second quarter, and is expected to range between 200,000 and 210,000 ounces for the year, driven by stronger underground mining rates and higher underground grade in the second half of the year. The third quarter has started strongly, with higher grade stopes mined in the month of July averaging over 3.0 g/t Au, driving production to approximately 20,000 ounces, a monthly record. In addition, the MCM waste pass system is nearing completion which will support higher underground throughput rates in the second half of 2017. Finally, the installation of a pebble crusher to the mill circuit is expected to be complete by the end of the third quarter driving increased mill throughput. All of these are expected to contribute higher production, lower costs, and stronger free cash flow in the second half of the year.
Capital spending at Young-Davidson totaled $22.7 million in the second quarter and $41.3 million for the first half of the year. The Company expects a lower rate of capital spending in the second half of the year, and is tracking to full year 2017 guidance of $70 to $80 million.
Mulatos had another strong quarter, producing 41,000 ounces of gold. With production in the first half totaling 81,000 ounces, Mulatos is well positioned to meet full year guidance of 150,000 to 160,000 ounces. Mine-site all-in sustaining costs decreased to $777 per ounce in the second quarter, down more than $100 per ounce from a year ago, benefiting from higher grades stacked on the leach pad and lower sustaining capital spending. These improved margins contributed to Mulatos generating $10.7 million of mine-site free cash flow, net of capital and exploration spending (excluding La Yaqui Phase I development).
Development of La Yaqui Phase I is on budget, and is on schedule for initial production later this year. Development activities in the second quarter were focused on construction of the independent heap leach pad, pre-stripping activities, and stockpiling ore from the open pit.
In parallel to the development of La Yaqui Phase I, the Company continued its exploration program at La Yaqui Grande and surrounding deposits in the Mulatos district. The Company remains focused on expanding its footprint at Mulatos, with up to $17 million budgeted for exploration in 2017.
El Chanate produced 17,600 ounces of gold and generated $2.9 million of mine-site free cash flow in the second quarter. The operation is on track to meet its production guidance of 50,000 to 60,000 ounces of gold in 2017 at mine-site all-in sustaining costs

2017 Management’s Discussion and Analysis

of $1,200 per ounce. As a mature, higher cost operation, the Company has hedged El Chanate’s 2017 gold production through gold collar contracts which ensure a minimum gold price of $1,242 per ounce and participation up to a price of $1,409 per ounce. The Company expects the operation to generate significant free cash flow through residual leaching at the conclusion of its mine life.
Development spending in 2017 remains focused on the Company's highest priority targets. The Company received the Forestry Permits for Kirazlı in the first quarter, and is pursuing the GSM (Business Opening and Operation) permit. In April, the Company's Board of Directors approved an increase to the 2017 capital budget of up to $30 million for Kirazlı in order to complete detailed engineering and commence construction activities on longer lead time items, such as the water reservoir.
The Company is also in the process of completing a feasibility study for its Lynn Lake project, which is scheduled to be completed in the third quarter of 2017. During the second quarter, the Company purchased and canceled a 2.0% royalty interest on certain of the Lynn Lake concessions for consideration of $6.7 million (CAD $9 million). This removes certain royalty obligations on the Lynn Lake project, which will improve project economics.
With the completion of the bought deal equity financing in February and subsequent repayment of the $315 million Notes in April, the Company is now debt free and has significantly de-risked its balance sheet. With a substantial cash position, additional liquidity available under its revolving credit facility, and growing cash flow from its operations, the Company is well positioned to fund its strong pipeline of growth projects.

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 11,000 acres, and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Gold production (ounces)	47,300	42,644	87,700	81,709
Gold sales (ounces)	46,368	44,024	90,195	83,758
Financial Review (in millions)
Operating Revenues	$58.5	$55.5	$112.1	$101.5
Cost of sales (1)	$51.6	$52.0	$101.9	$93.9
Earnings from operations	$6.9	$3.5	$10.2	$7.6
Cash provided by operating activities	$27.3	$26.2	$45.8	$48.0
Capital expenditures (sustaining) (2)	$9.9	$9.8	$16.0	$18.8
Capital expenditures (growth) (2)	$12.8	$15.4	$25.3	$30.4
Mine-site free cash flow, before changes in working capital (2)	$4.5	($0.3)	$8.4	($2.3)
Mine-site free cash flow (2)	$4.6	$1.0	$4.5	($1.2)
Cost of sales, including amortization per ounce of gold sold (1)	$1,113	$1,181	$1,130	$1,121
Total cash costs per ounce of gold sold (2)	$677	$738	$693	$679
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$895	$965	$874	$907
Underground Operations
Tonnes of ore mined	580,351	557,206	1,156,370	1,082,803
Tonnes of ore mined per day ("tpd")	6,377	6,123	6,389	5,949
Average grade of gold (4)	2.60	2.40	2.58	2.48
Metres developed	3,425	3,168	6,667	6,658
Unit mining costs per tonne	$33	$34	$34	$33
Unit mining costs per tonne (CAD$)	$44	$44	$46	$43
Mill Operations
Tonnes of ore processed	629,470	637,503	1,324,094	1,305,639
Tonnes of ore processed per day	6,917	7,006	7,315	7,174
Average grade of gold (4)	2.45	2.12	2.31	2.10
Contained ounces milled	49,619	43,524	98,393	88,284
Average recovery rate	92%	92%	91%	91%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

2017 Management’s Discussion and Analysis

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced a record 47,300 ounces of gold in the second quarter of 2017, 11% higher than the same period of 2016 and 17% higher than the first quarter of 2017. The increase reflects higher underground grades mined, improved mill recoveries and a drawdown of approximately 1,500 ounces of gold in inventory within the mill circuit that built up in the first quarter. Strong production has continued into July, with higher underground grades driving gold production to a new monthly record of approximately 20,000 ounces.
The Company mined 580,351 tonnes of ore from underground in the second quarter of 2017, or 6,377 tpd, consistent with the first quarter of 2017 and a 4% increase from the prior year period. Underground mining rates are expected to increase in the second half of 2017 after the MCM waste pass is completed in August. Increased mining rates, combined with higher underground grades are expected to drive second half gold production higher and total cash costs and mine-site AISC lower.
Underground grades in the second quarter were 2.60 g/t Au, slightly higher than the first quarter of 2017. Higher grade stopes are now being mined in the third quarter with underground grades averaging over 3.0 g/t Au in the month of July. The Company anticipates mining higher grades throughout the second half of the year and expects to average the reserve grade of approximately 2.7 g/t Au for the full year.
During the second quarter, 629,470 tonnes, or 6,917 tpd were processed through the mill with grades averaging 2.45 g/t Au. Mill throughput was lower than what was achieved in the first quarter of 2017 but higher than the same period of 2016. In the second quarter, mill scats were recirculated instead of supplementing mill feed with lower grade surface stockpiles. This drove processed grades 12% higher, more than off setting the 10% decrease in mill throughput, resulting in lower costs and stronger mine-site free cash flow.
The Company expects to continue operating the mill in this manner until the pebble crusher is installed and commissioned late in the third quarter of 2017, at which point mill throughput is expected to reach steady state levels of 8,000 tpd. Mill recoveries were consistent with expectations at 92%.
Financial Review
For the three months ended June 30, 2017, revenue of $58.5 million was $3.0 million, or 5% higher than the prior-year period reflecting a higher number of ounces sold. For the first half of 2017, revenue of $112.1 million was $10.6 million higher than the prior year, attributable to both higher ounces sold and realized gold price.
In the second quarter of 2017, cost of sales of $51.6 million were consistent with the prior year period. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the first half of 2017, cost of sales of $101.9 million were $8.0 million higher than the prior-year period as a result of a higher number of ounces sold.
Total cash costs in the second quarter were $677 per ounce, representing an 8% decrease from the second quarter of 2016. The decrease was attributable to higher underground grades mined in the second quarter of 2017. Underground unit mining costs were $33 per tonne in the second quarter, 3% lower than the prior year period as a result of increased mining rates. Mine-site all-in sustaining costs were $895 per ounce, 7% lower than the prior year period reflecting the above noted lower costs and a similar level of sustaining capital spread across higher gold production and sales in 2017. Both total cash costs and mine-site all-in sustaining costs are expected to trend lower in the second half of 2017 as gold production increases reflecting a combination of higher underground mining rates and higher-grade ore being mined.
Capital expenditures totaled $22.7 million in the quarter, a decrease of $2.5 million relative to the same period of 2016. For the first six months of 2017, capital expenditures of $41.3 million, were $7.9 million lower than in the same period in 2016. Capital spending in the second quarter was focused primarily on lateral development, pebble crusher installation, and completion of the excavation of the Northgate shaft to a depth of 1,500 metres. Total capital expenditures in the second quarter included $9.9 million of sustaining capital and $12.8 million of growth capital. Capital spending at Young-Davidson is expected to total between $70 and $80 million in 2017, a significant reduction from 2016 levels.
Young-Davidson generated positive operating cash flow of $27.3 million and mine-site free cash flow of $4.6 million. For the six months ended June 30, 2017, positive operating cash flow of $45.8 million was generated, $2.2 million lower than the prior-year period. Higher underground mining rates and grades are expected to drive stronger production and free cash flow growth through the remainder of 2017.

2017 Management’s Discussion and Analysis

Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,777 hectares of mineral concessions, in proximity to the Mulatos mine. The mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.7 million ounces of gold to-date. The Mulatos mine is subject to a 5% royalty which is capped at 2 million ounces of gold, after which no third-party royalty is payable on production at Mulatos.
Mulatos Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Gold production (ounces)	41,000	33,000	81,000	70,600
Gold sales (ounces)	40,265	34,865	78,940	67,597
Financial Review (in millions)
Operating Revenues	$50.9	$43.9	$98.5	$81.8
Cost of sales (1)	$36.3	$36.3	$76.3	$70.8
Earnings from operations	$12.9	$7.3	$19.6	$10.4
Cash provided by operating activities	$19.8	$18.2	$28.9	$25.2
Capital expenditures (sustaining) (2)	$0.9	$3.8	$3.5	$5.2
Capital expenditures (Mulatos growth) (2),(6)	$8.2	$5.4	$11.7	$8.4
Capital expenditures (La Yaqui Phase I growth) (2)	$5.5	—	$10.8	—
Mine-site free cash flow, before changes in working capital and excluding La Yaqui capital expenditures (2)	$10.6	$10.9	$19.4	$9.6
Mine-site free cash flow, excluding La Yaqui capital expenditures (2)	$10.7	$9.0	$13.7	$11.6
Cost of sales, including amortization per ounce of gold sold (1)	$902	$1,041	$967	$1,047
Total cash costs per ounce of gold sold (2)	$735	$757	$780	$784
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$777	$883	$847	$882
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	1,759,168	1,678,596	3,569,810	3,186,632
Total waste mined - open pit	1,372,143	2,272,266	3,262,887	4,529,651
Total tonnes mined - open pit	3,131,311	4,127,496	6,832,697	7,892,917
Waste-to-ore ratio (operating)	0.78	1.35	0.91	1.42
Tonnes of ore mined - underground	29,414	32,961	57,769	69,419
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,649,330	1,671,844	3,302,314	3,269,124
Average grade of gold processed (5)	0.97	0.79	0.91	0.80
Contained ounces stacked on the heap leach pad	51,564	42,243	96,290	84,468
Mill Operations
Tonnes of high grade ore milled	35,346	22,667	71,110	61,566
Average grade of gold processed (5)	10.56	9.49	9.71	12.93
Contained ounces milled	11,998	6,912	22,202	25,599
Total contained ounces stacked and milled	63,562	49,156	118,492	110,067
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	65%	67%	68%	64%
Ore crushed per day (tonnes) - combined	18,300	18,600	18,500	18,300

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
(6) Includes capitalized exploration, of $2.2 million and $4.6 million for the three and six months ended June 30, 2017.
Mulatos produced 41,000 ounces of gold in the second quarter of 2017, a 24% increase from the prior year period, driven by higher production from both the heap leach operation and the mill.

2017 Management’s Discussion and Analysis

The open pit operations continued to perform well during the second quarter. Total crusher throughput averaged 18,300 tpd, slightly lower than the same period of 2016. A total of 1,649,330 tonnes were stacked at a grade of 0.97 g/t Au in the second quarter. The waste-to-ore ratio of 0.78:1 was consistent with guidance and down sharply from a year ago.
Underground tonnes mined from San Carlos during the quarter were slightly lower than the same period of 2016 with the deposit expected to reach the end of its current mineral reserve life in the third quarter of 2017. The Company is continuing its underground exploration program to the east of San Carlos, with the objective of delineating additional mineral reserves.
In the second quarter, 35,346 tonnes were milled at an average grade of 10.56 g/t Au. Both tonnes and grades milled increased from a year ago driving stronger mill production in the second quarter of 2017. Tonnes processed through the mill exceeded tonnes mined from underground as high grade stockpiles were drawn down to supplement the mill feed. The Company had approximately 35,000 tonnes remaining in high grade stockpiles at the end of June to supplement underground mining rates. Based on currently known mineral reserves and stockpiles, mill production is scheduled to cease in the fourth quarter of 2017.
The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) was 65% in the quarter compared to 67% in the prior year period, as higher recoveries from the mill circuit were offset by a lower recovery ratio from the heap leach pad. The Company stacked the highest grades late in the quarter, which resulted in a lower recovery ratio.
Financial Review
For the three months ended June 30, 2017, revenue of $50.9 million was $7.0 million, or 16% higher than the prior-year period with the increase reflecting higher ounces sold. For the first half of 2017, revenue of $98.5 million was $16.7 million higher than the prior year, attributable to both higher ounces sold and a higher realized gold price.
Cost of sales in the second quarter were $36.3 million and unchanged from the prior-year period as increased sales were offset by a lower cost of sales per ounce. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the first half of 2017, cost of sales of $76.3 million were $5.5 million higher than the prior-year period as a result of higher ounces sold and longer haulage distances, partially offset by a lower depreciation per ounce in 2017.
Total cash costs of $735 per ounce in the second quarter were lower than $757 per ounce in the prior year period, reflecting higher grades and a lower waste-to-ore ratio.. Mine-site all-in sustaining costs in the quarter were $777 per ounce, $106 or 12% lower than the prior year period as a result of lower sustaining capital.
Mulatos had another strong quarter, generating $10.7 million in mine-site free cash flow, excluding $5.5 million of construction and development spending at La Yaqui Phase I ($10.8 million year-to-date). Mulatos' free cash flow reflects higher gold sales and lower sustaining capital. The Company expects free cash flow growth in the second half of 2017 with initial production from La Yaqui Phase I.

2017 Management’s Discussion and Analysis

El Chanate

The El Chanate mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate is an open pit, heap leach mining operation.
El Chanate Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Gold production (ounces)	17,600	16,820	33,400	34,786
Gold sales (ounces)	17,390	16,977	33,643	35,500
Financial Review (in millions)
Operating Revenues	$21.9	$20.7	$41.7	$41.1
Cost of sales (1)	$21.6	$17.7	$41.4	$40.8
Earnings (loss) from operations	$0.3	$3.0	$0.3	$0.3
Cash provided by operating activities	$3.2	$3.7	$2.2	$2.7
Capital expenditures	$0.3	$0.3	$0.9	$0.4
Mine-site free cash flow, before changes in working capital (2)	$0.9	$2.4	$1.3	$0.4
Mine-site free cash flow (2)	$2.9	$3.4	$1.3	$2.3
Cost of sales, including amortization per ounce of gold sold (1)	$1,242	$1,043	$1,231	$1,149
Total cash costs per ounce of gold sold (2)	$1,185	$907	$1,165	$1,000
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,208	$931	$1,198	$1,017
Open Pit Operations
Tonnes of ore mined	1,048,435	1,680,322	1,954,350	2,908,038
Total tonnes mined	5,739,576	7,254,439	13,298,901	15,176,882
Waste-to-ore ratio (operating)	4.47	3.32	5.80	4.22
Average grade of gold (4)	0.41	0.57	0.47	0.58
Crushing and Heap Leach Operations
Tonnes of ore crushed stacked on the heap leach pad	789,938	1,415,064	1,537,892	2,431,734
Average grade of gold processed (4)	0.60	0.63	0.61	0.66
Tonnes of run-of-mine ore stacked on the heap leach pad	301,151	254,696	472,441	492,903
Average run-of mine grade of gold processed (4)	0.21	0.20	0.21	0.20
Total tonnes of ore processed	1,091,089	1,669,760	2,010,333	2,924,637
Average grade of gold processed (4)	0.49	0.57	0.51	0.58
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	12,000	18,300	11,100	16,100
Recovery ratio (ratio of ounces produced to contained ounces stacked)	102%	55%	101%	64%

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
El Chanate produced 17,600 ounces of gold in the second quarter compared to 16,820 ounces in the prior year period. The scheduled pit pushback was completed during the first half of the year, but did not impact production in the quarter due to the long leach curve at El Chanate.
Given the lower contained ounces stacked during the pushback, quarterly production rates are expected to decrease in the third and fourth quarters of 2017 consistent with full year production guidance. Contained ounces stacked on the pad are expected to increase in the second half of 2017 with a corresponding reduction in waste mined. This will benefit gold production in 2018.
During the second quarter of 2017, the Company mined 1,048,435 tonnes of ore at an average grade of 0.41 g/t Au. Tonnes of ore mined were lower than the prior year period due to a higher proportion of run-of-mine material being mined in the quarter, and negative grade reconciliations for a few benches that have now been fully mined.

2017 Management’s Discussion and Analysis

The Company stacked 1,091,089 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the second quarter at an average rate of 12,000 tpd. Consistent with lower mining rates during the quarter, tonnes stacked were lower than the prior year period. Mining and stacking rates are expected to improve in the second half of the year.
Financial Review
For the three months ended June 30, 2017, revenue of $21.9 million was $1.2 million or 6% higher than the prior year period, reflecting higher ounces sold as well as higher realized gold prices. For the first half of 2017, revenue of $41.7 million was consistent with the prior year, attributable to higher realized prices, offset by lower ounces sold.
For the second quarter, cost of sales were higher than the prior-year period, increasing by $3.9 million to $21.6 million as a result of a higher waste-to-ore ratio in 2017. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the first half of 2017, cost of sales of $41.4 million were consistent with the prior-year period.
Total cash costs of $1,185 per ounce and mine-site all-in sustaining costs of $1,208 per ounce in the second quarter increased from the same period of 2016 due to a higher waste-to-ore ratio, and lower grades stacked.
El Chanate generated positive free cash flow of $2.9 million after changes in working capital. Given El Chanate's higher cost structure, the Company has executed a hedging strategy to preserve free cash flow, ensuring a minimum gold price of $1,242 per ounce and participation up to a price of $1,409 per ounce.
Second Quarter 2017 Development Activities

La Yaqui Phase I
Development of La Yaqui Phase I remains on track and on budget, with initial production expected in the second half of 2017. There were a number of significant development and construction milestones achieved during the first half of 2017, including:

•	Receipt of all significant permits for construction and operations, including the explosives permit

•	Development of pit access and haul road

•	Pre-stripping activities and stockpiling of ore at the crusher, totaling over 120,000 tonnes of ore grading 1.3 g/t

•	Installation of the crushing circuit

•	Construction of the heap leach facility and process ponds completed

•	Fabrication and installation of carbon columns
Below is an overview of the progress made to date at La Yaqui Phase 1:

2017 Management’s Discussion and Analysis

During the second quarter of 2017, the Company spent $5.5 million on construction and development activities ($10.8 million year-to-date), and expects to spend an additional $3.0 million to complete construction. The Company expects construction to be completed and commissioning to begin in the third quarter of 2017. Once completed, La Yaqui Phase I will contribute annual production of approximately 25,000 ounces at significantly lower cash costs than production at the Mulatos complex.
Lynn Lake
The Company owns 100% of the Lynn Lake development project, in Manitoba, Canada.
The Company is currently working towards completion of a feasibility study expected to be completed in the third quarter of 2017. During the second quarter, $5.1 million was spent at Lynn Lake in the quarter ($6.4 million, year to date) focused on the following:

•	Submission of the Project Description in July 2017

•	Environmental baseline studies

•	Geotechnical trade-off studies and pit slope recommendations

•	Mine planning and equipment requirements

•	Completion of site layouts for the MacLellan and Gordon deposits
In addition, the Company purchased a 2.0% net smelter return (“NSR”) royalty on the project for $6.7 million (CAD$9 million). The royalty covers production on the Gordon deposit, as well as a portion of the MacLellan deposit and other exploration targets surrounding these deposits. The repurchase of the royalty eliminates the only significant royalty obligation on the project and improves the economics of the project.
Turkey
The Company received Forestry Permits for the Kirazlı gold project at the beginning of the year and has applied for the GSM (Business Opening and Operation) permit, which is granted by the Çanakkale Governorship.
In April, the Company increased its planned spending in 2017 up to $30 million. This will include pre-construction activities such as construction of the water reservoir for the Kirazlı project, detailed engineering, as well as community relations efforts. Additionally, the Company hired a project director during the quarter that will directly oversee construction and development of the Kirazlı project, and is ramping up hiring activities.
For the three and six months ended June 30, 2017, total development expenditures in Turkey were $7.8 million and $8.2 million respectively, which includes a forestry permit fee of $5.1 million that was paid in the second quarter of 2017.

2017 Management’s Discussion and Analysis

Other
The Company capitalized $0.5 million to the Esperanza Project ($1.1 million, year to date) and capitalized $0.3 million to Quartz Mountain ($0.7 million, year to date) during the second quarter.
Second Quarter 2017 Exploration Activities

Mulatos District

The Company has a large exploration package covering 28,777 hectares which has historically had the majority of its exploration efforts focused around the Mulatos mine. Using knowledge and understanding gained from the successful exploration programs at La Yaqui and Cerro Pelon, a detailed review and ranking of all prospects in the district was undertaken in 2016, with multi-year exploration plans outlined. These programs commenced in 2017 with a number of new prospects currently undergoing initial exploration.

La Yaqui Grande

The Company continued drilling at La Yaqui Grande during the second quarter, with a total of 9,577 metres (“m”) of drilling undertaken in 57 holes. The majority of the drilling was conducted over Zone 3 with first pass drilling also completed to the northeast of Zone 1. Additional drilling was also conducted to the northeast of Zone 2.

Mineralization has been intersected throughout Zone 3 with the best intercepts in the south-western part of the zone, which was the main focus of drilling in the second quarter. Previously unreleased highlight intercepts received to date in 2017 from Zone 3 are:

•	17YAQ053: 18.00 m at 3.52 g/t Au

•	17YAQ055: 7.20 m at 9.21 g/t Au

•	16YAQ230: 17.70 m at 3.03 g/t Au

•	17YAQ048: 33.50 m at 2.12 g/t Au

•	17YAQ065: 23.10 m at 2.81 g/t Au

•	17YAQ012: 39.60 m at 1.54 g/t Au

•	17YAQ016: 25.00 m at 1.71 g/t Au

The plan for the third quarter is to complete the infill drilling on Zone 3, and compile 3D geological models.

Los Bajios

Exploration scout drilling commenced during the second quarter with 7,207 m drilled in 24 holes. The geology intersected indicates structural control on mineralization with oxide material located along and adjacent to faults. In the third quarter, the Company plans to complete the scout drilling program, compile the geological understanding, assess results and plan further exploration accordingly.

El Refugio

Mapping and sampling progressed well over the El Refugio prospect during the quarter. The geological understanding has evolved considerably with drill planning underway and expected to commence in the third quarter. Mapping has outlined the apparent controlling and bounding structures to the surface geochemical anomalies while selective grab sampling has returned results of up to 53.7 g/t Au (from a fault structure).

Lynn Lake

Exploration drilling continued at Lynn Lake during the second quarter of 2017 with 2,980 m drilled in 12 holes focused primarily on testing geophysical anomalies directly along strike from the MacLellan deposit. The main focus was to the northeast of the deposit where additional mineralization has been intersected. Drilling is ongoing and will continue to step out further to the northeast and test continuity of this zone.

Previously unreleased highlight intercepts received to date in 2017 include the following, which are adjacent to the MacLellan deposit, and outside the current mineral resource:

•	17MCX003: 10.50 m at 1.49 g/t Au and 39.00 m at 1.78 g/t Au

•	17MCX012: 18.50 m at 3.67 g/t Au

2017 Management’s Discussion and Analysis

•	17MCX013: 13.50 m at 2.58 g/t Au

•	17MCX014: 38.00 m at 2.03 g/t Au

•	17MCX019: 7.00 m at 3.57 g/t Au and 16.00 m at 6.68 g/t Au

Key External Performance Drivers

Gold Price
The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the second quarter of 2017, the London PM Fix price of gold averaged $1,257 per ounce, higher than the average of $1,219 in the first quarter of 2017. The price of gold ranged from $1,214 to $1,296 per ounce in the second quarter of 2017.
The Company has hedged 77,640 ounces related to second half 2017 production ensuring a minimum gold price of $1,242 per ounce and participation up to a price of $1,409 per ounce.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the second quarter of 2017, the Mexican peso ("MXN") and Canadian dollar ("CAD") averaged approximately $18.54 MXN to $1 US dollar and $1.34 CAD to $1 US dollar, respectively, compared to average rates of $18.08 MXN to $1 US dollar and $1.29 CAD to $1 US dollar, respectively, in the second quarter of 2016. The Company recorded a $3.5 million foreign exchange gain in the second quarter of 2017 (excluding foreign exchange gains recorded within deferred taxes), the majority of which is unrealized, due to the impact of the strengthening Mexican peso and Canadian dollar on the Company's Mexican peso and Canadian dollar denominated net monetary assets.
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Gold production (ounces)	105,900	92,464	202,100	187,095
Gold sales (ounces)	104,023	95,866	202,778	186,855
Operating Revenues	$131.3	$120.1	$252.3	$224.4
Cost of sales(1)	$109.5	$106.0	$219.6	$205.5
Earnings from operations	$15.8	$2.9	$18.0	$0.6
Net earnings (loss)	$2.4	($11.8)	$2.5	($2.1)
Earnings (loss) per share, basic	$0.01	($0.04)	$0.01	($0.01)
Total assets			$2,423.6	$2,493.6
Total non-current liabilities			320.6	618.5
Cash flow from operations	$51.4	$36.9	$71.5	$60.7
Dividends per share, declared	—	—	0.01	0.01
Average realized gold price per ounce	$1,262	$1,253	$1,244	$1,201
Cost of sales per ounce of gold sold, including amortization (1)	$1,053	$1,106	$1,083	$1,100
Total cash costs per ounce of gold sold (2)	$784	$775	$805	$778
All-in sustaining costs per ounce of gold sold (2)	$942	$1,037	$977	$1,012

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

2017 Management’s Discussion and Analysis

Review of Second Quarter Financial Results

Operating Revenue
During the second quarter of 2017, the Company sold 104,023 ounces of gold for proceeds of $131.3 million, a 9% increase compared to the prior year period. This reflected higher ounces sold (a $10.3 million benefit), and a higher average realized price of $1,262 per ounce compared to $1,253 per ounce in the prior year period (a $0.9 million benefit). The Company's realized gold price in the second quarter was $5 above the average London PM fix of $1,257 per ounce.
Cost of Sales
Cost of sales is comprised of mining and processing costs, royalties, and amortization. For the second quarter of 2017, cost of sales was $109.5 million, compared to $106.0 million in the prior-year period.
Mining and Processing
Mining and processing costs increased to $77.9 million in the second quarter from $71.3 million in the prior-year period. The increase reflects higher gross operating costs at Mulatos and El Chanate, due to higher ounces sold at Mulatos and higher gross mining costs at El Chanate driven by a higher waste-to-ore ratio.
Consolidated total cash costs for the quarter were $784 per ounce, compared to $775 per ounce in the prior year period. The increase is attributable to higher operating costs at El Chanate compared to the prior year.
In the second quarter, AISC per ounce decreased to $942 from $1,037 in the prior year period. This was primarily driven by lower sustaining capital expenditures and a lower mark-to-market charge related to share-based compensation as the Company's share price declined in the quarter.
Royalties
Royalty expense was higher in the second quarter at $3.7 million, compared to $3.0 million in the prior year period, as a result of higher ounces sold at Young-Davidson and Mulatos.
Amortization
Amortization of $27.9 million in the second quarter was consistent with the prior year. On a per ounce basis, amortization was $268, down from $330 per ounce in the second quarter of 2016. This reflected lower amortization attributable to Mulatos, as well as lower amortization at El Chanate.
Earnings from Operations
The Company recognized earnings from operations of $15.8 million in the second quarter, compared to $2.9 million in the same period of 2016, driven by higher gold prices and volumes, stronger margins, and lower share-based compensation, partially offset by higher exploration expenses.
Net earnings
The Company reported net earnings of $2.4 million in the second quarter of 2017, compared to a net loss of $11.8 million in the same period of 2016. Higher net earnings in the current quarter reflect stronger earnings from operations, and a deferred tax recovery resulting from primarily foreign exchange movement, offset by a charge of $29.1 million incurred on redemption of the senior secured notes ($21.8 million after tax).
Review of Six Month Financial Results

Operating Revenue
For the first six months of 2017, the Company sold 202,778 ounces of gold for proceeds of $252.3 million, a 12% increase compared to the prior year period. This reflected higher ounces sold (a $19.8 million benefit), and a higher average realized price of $1,244 per ounce compared to $1,201 per ounce in the prior year period (an $8.0 million benefit). The Company's realized gold price in the first half of 2017 was $6 above the average London PM fix of $1,238 per ounce.

2017 Management’s Discussion and Analysis

Cost of Sales
Cost of sales is comprised of mining and processing costs, royalties, and amortization. For the first half of 2017, cost of sales was $219.6 million, compared to $205.5 million in the prior-year period.
Mining and Processing
Mining and processing costs increased to $155.8 million in the first half from $139.2 million in the prior-year period. The increase reflects higher gross operating costs at all mine sites.
Consolidated total cash costs for the year were $805 per ounce, compared to $778 per ounce in the prior year period. The increase is attributable to higher operating costs on a per ounce basis at El Chanate compared to the prior year driven by lower grades stacked and a higher waste-to-ore ratio during the period.
In the first half, AISC per ounce decreased to $977 from $1,012 in the prior year period. The decrease was due to lower sustaining capital expenditures and a lower mark-to-market charge related to share-based compensation as the Company's share price increased significantly in the prior year resulting in higher share based compensation charges.
Royalties
Royalty expense was higher in the first half at $7.5 million, compared to $6.2 million in the prior year period, as a result of higher gold sales at Young-Davidson and Mulatos.
Amortization
Amortization of $56.3 million in the first half was lower than the prior year expense of $60.1 million. On a per ounce basis, amortization was $277 per ounce, down from $321 per ounce in the first half of 2016. This reflected lower amortization attributable to Mulatos and El Chanate.
Earnings from Operations
The Company recognized earnings from operations of $18.0 million in the first half, compared to earnings from operations of $0.6 million in the same period of 2016, driven by higher gold prices and volumes, stronger margins, and lower share-based compensation, partially offset by higher exploration expenditures.
Net earnings
The Company reported net earnings of $2.5 million in the first half of 2017, compared to a net loss of $2.1 million in 2016. Net earnings in the current quarter reflects stronger earnings from operations compared to 2016, and a deferred tax recovery resulting from primarily foreign exchange movement, offset by a charge of $29.1 million incurred on redemption of the senior secured notes ($21.8 million after tax).
Consolidated Expenses and Other

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Exploration expense	($2.2)	($1.2)	($3.4)	($1.9)
Corporate and administrative expense	(3.6)	(4.1)	(7.3)	(8.0)
Share-based compensation expense	(0.2)	(5.9)	(4.0)	(8.4)
Finance expense	(1.0)	(6.0)	(6.6)	(12.0)
Foreign exchange gain (loss)	3.5	(3.6)	9.4	(2.6)
Other gains (loss)	3.4	(1.9)	2.8	(3.1)
Loss on redemption of senior secured notes	(29.1)	—	(29.1)	—
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. The majority of exploration expenditures in 2017 were capitalized given the spending was focused on La Yaqui Grande in Mexico. Exploration expenses incurred in the second quarter of 2017 mainly relate to drilling at Los Baijos, as well as corporate exploration support.

2017 Management’s Discussion and Analysis

Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate office located in Canada. Corporate and administrative costs remained consistent with the prior year period and in line with guidance.
Share-based compensation
Share-based compensation expense for the three-months ended June 30, 2017 was $0.2 million, compared to $5.9 million in the prior year period. The decrease was driven by the decline of the Company's share price during the current quarter and the corresponding impact on the mark-to-market revaluation of long-term incentive grants. For the first half of 2017, share-based compensation was $4.4 million, compared to $8.4 million in the prior year period. The decrease was due to a relative decline in the Company's share price in the current year, compared to escalating share prices in the prior year.
Finance expense
Finance expense was significantly lower in the period, as the Company retired the senior secured notes on April 3, 2017. This resulted in the Company saving $6.1 million in gross interest expense per quarter and semi-annual interest payments of $12.2 million. The Company made the final interest installment payment on the senior secured notes at the beginning of April.
Foreign exchange gain
During the second quarter of 2017, a foreign exchange gain of $3.5 million was recorded. This includes a gain of $3.8 million reflecting the impact of an 8% appreciation of the Mexican peso in the quarter on the Company's Mexican peso denominated net monetary assets, offset by a 2% depreciation in the Canadian dollar.
The Company has elected to adopt hedge accounting on both Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. The mark-to-market gain on these contracts in the quarter of $6.1 million was recorded within other comprehensive income.
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other gains
During the second quarter, the Company recorded gains of $3.4 million compared to losses of $1.9 million in the prior year period. Other gains are mainly comprised of the mark-to-market revaluation of the Company's share purchase warrants, and interest income.
Loss on redemption of senior secured notes
On April 3, 2017, the Company redeemed the senior secured notes at 103.875% of face value for $327.2 million, plus accrued interest to the date of redemption of $12.2 million. The senior secured notes had a carrying value of $298.1 million; as a result, the Company recorded a loss on redemption of $29.1 million, with a corresponding deferred tax recovery of $7.3 million.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada.  There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
In the first half of 2017, the Company recognized a current tax expense of $6.1 million and a deferred tax recovery of $14.1 million, compared to a current tax expense of $2.1 million and a deferred tax recovery of $17.1 million in same period of 2016. Current income tax expense in the first half of 2017 was primarily related to income tax and mining taxes in Mexico. The deferred tax recovery was primarily due to changes to foreign exchange rates during the periods, as well as the tax impact on the retirement of the senior secured notes.
The Company's Mulatos and El Chanate mines in Mexico, as well as the Young-Davidson mine in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively.  The legal entity financial statements for Mulatos, El Chanate and Young-Davidson would include foreign exchange and other income items that differ from the US dollar reporting financial statements.  The total foreign exchange impact in the first half of the year recorded within deferred taxes was a $9.1 million recovery (2016 - $18.8 million). The impact of the monetary tax balances translated created a deferred tax expense of $5.7 million (deferred tax recovery of $6.4 million in the first half of 2016).  In addition, foreign exchange losses are recognized

2017 Management’s Discussion and Analysis

in deferred income tax expense when the Mexican peso and Canadian denominated deferred tax balances are translated to its US dollar reporting currency.  In the first half of 2017 this increased the deferred tax recovery by $14.8 million (deferred tax recovery of $12.4 million in the first half of 2016).
The redemption of the Company's senior secured notes during the quarter created a capital loss valued at approximately $56.6 million. Capital losses in Canada can only be used against capital gains. The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the reversal of temporary differences can be deducted. This capital loss was not recognized in the calculation of the deferred tax asset this quarter as the Company does not currently have any anticipated unrealized capital gains to be applied against the capital loss generated.
The Company continued to successfully collect VAT refund requests in the first half of 2017 at both Mexican operations, and expects to collect the outstanding VAT receivable balances over the next 12 months.

Financial Condition

	June 30, 2017	December 31, 2016
Current assets	$345.9	$454.5
Current assets decreased in Q2 2017, primarily due to the redemption of the senior secured notes, as the Company used a portion of existing cash to repay the outstanding notes. The Company paid $327.2 million, plus accrued interest of $12.2 million. This was offset by the $239.1 million net cash proceeds of the equity financing, and positive operating cash flow generated in the first half. In addition, current assets increased in the quarter reflecting the mark-to-market gains recorded on the Company's outstanding foreign exchange and gold hedge positions.

Long-term assets	2,077.7	2,037.7	Long term assets increased primarily due to capital expenditures at the Company's operating and development assets, offset by amortization charges.
Total assets	$2,423.6	$2,492.2
Current liabilities	$88.2	$99.6
Current liabilities decreased as a result of the Company no longer needing to accrue interest on the senior secured notes following repayment in April, saving $6.1 million per quarter. The Company also reduced trade accounts payables at its operating mine sites.

Long-term financial liabilities	2.3	301.3	Long-term financial liabilities decreased as the Company retired the senior secured notes in the quarter.
Other long-term liabilities	318.3	331.9
Other long-term financial liabilities decreased from December 31, 2016. This is primarily due to the movement in foreign exchanges rates and the impact of these changes on the deferred tax liability balances.

Total liabilities	$408.8	$732.8
Shareholders’ equity	$2,014.8	$1,759.4
Shareholders' equity increased primarily due to the issuance of shares related to the equity financing completed in February 2017. This is partially offset by the dividends declared in the first quarter.

Total liabilities and equity	$2,423.6	$2,492.2
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at June 30, 2017, the Company had cash and cash equivalents of $133.7 million compared to $252.2 million at December 31, 2016. In addition, the Company has access to a $150.0 million credit facility, and $16.7 million in equity securities ($14.1 million at December 31, 2016). In the opinion of management, the Company's liquidity position of $300.4 million at June 30, 2017 comprised of cash and cash equivalents, equity securities and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis. The senior secured notes of $315.0 million were repurchased on April 3, 2017 for $327.2 million, which was the first available prepayment date, and will save the Company $24.4 million of annual interest payments until 2020.
Subsequent to June 30, 2017, the Company completed concurrent CDE and CEE flow-through financings for total gross proceeds of CAD$15 million, bringing the pro-forma cash and cash equivalents balance to approximately $145 million.

2017 Management’s Discussion and Analysis

Cash Flow

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Cash flow provided by operating activities	$51.4	$36.9	$71.5	$60.7
Cash flow used in investing activities	(54.6)	(39.1)	(88.2)	(74.3)
Cash flow (used in) provided by financing activities	(342.9)	2.4	(102.9)	3.8
Effect of foreign exchange rates on cash	0.6	(0.6)	1.1	0.3
Net decrease in cash	(345.5)	(0.4)	(118.5)	(9.5)
Cash and cash equivalents, beginning of period	479.2	273.8	252.2	282.9
Cash and cash equivalents, end of period	$133.7	$273.4	$133.7	$273.4
Cash flow provided by operating activities
In the second quarter of 2017, operating activities generated cash flows of $51.4 million compared to $36.9 million in the same period of 2016. Cash flow provided by operations before working capital and taxes paid was $45.1 million in the second quarter, compared to $40.3 million in the prior year period. The increase was due to higher gold sales and a higher average realized gold price, offset by higher mining and processing costs. For the first half of 2017, operating activities generated $71.5 million compared to $60.7 million in the prior year period, as a result of higher gold sales volume and gross margins on ounces sold.
Cash flow used in investing activities
For the second quarter of 2017, capital expenditures were $51.5 million compared to $38.5 million in 2016. Capital expenditures were higher in the quarter due to spending on construction of La Yaqui Phase I (spending of $5.5 million in the quarter and $10.8 million in the first half of 2017), payment of the forestry permit for the Kirazlı gold project ($5.1 million) and the purchase of a royalty on the Lynn Lake gold project ($6.7 million). For the first half of 2017, the Company spent $85.1 million on mineral property, plant and equipment compared to $71.8 million in the prior year.
Cash flow provided by financing activities
In the second quarter of 2017, the Company paid $327.2 million, or 103.875% of face value, to redeem the senior secured notes as well as $12.2 million of accrued interest to the redemption date. During the first half of 2017, the company used $102.9 million from financing activities, consisting of the repayment of the notes, offset by $239.1 million received from the equity financing net of transaction costs.
Senior Secured Notes
On April 3, 2017, the Company redeemed and retired the senior secured notes. The carrying value of the notes at the redemption date was $298.1 million, as a result the company recorded a loss on redemption of $29.1 million and a deferred tax recovery of $7.3 million. Repayment of the notes will save the Company $24.4 million of annual interest payments until 2020.
Credit Facility
The revolving credit facility consists of a committed $150.0 million revolving credit facility maturing on February 29, 2020 (the “Facility”), with an option to draw an additional $70.0 million, subject to commitments from existing and/or new lenders. The Facility bears interest at a rate of Libor plus 2.125% to 3.125% on drawn amounts and 0.48% to 0.70% on undrawn amounts, based on the Company's net leverage ratio (net indebtedness to EBITDA), as defined in the agreement.

The Facility is secured by a first ranking lien on all material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at June 30, 2017, the Company is in compliance with the covenants.
The Company paid $1.2 million in transaction costs and upfront fees on closing of the amended credit facility, which will be amortized over the term of the facility. As at June 30, 2017, the Company is in compliance with all covenants and has not drawn any funds under the Facility.

2017 Management’s Discussion and Analysis

Outstanding Share Data

(in 000’s)	August 1, 2017
Common shares	300,616,248
Stock options	8,325,447
Warrants	12,131,387
Deferred share units	479,847
Performance share units	609,215
Restricted share units	1,834,360
323,996,504
Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s consolidated financial statements for the three months ended June 30, 2017.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at June 30, 2017, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts ensure a minimum average realized gold price of $1,242 per ounce and a maximum average realized gold price of $1,409 per ounce, regardless of the movement in gold prices during 2017.
The following gold collar contracts are outstanding as of June 30:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
2017	77,640	$1,242	$1,409
The fair value of these contracts was an asset of $1.8 million at June 30 2017 (December 31, 2016 - asset of $3.0 million). The options mature through 2017.
For the three and six months ended June 30, 2017, Company realized no gains or loss related to the settlement of option contracts (for the three and six months ended June 30, 2016 - realized losses of $0.2 million and $0.7 million). Total unrealized losses for the three and six months ended June 30, 2017 was a gain of $0.9 million and a loss of $1.4 million (for the three and six months ended June 30, 2016 - unrealized losses of $0.7 million and $1.7 million). The Company has elected to not apply hedge accounting to the gold option contracts, with changes in fair value recorded in net earnings.
Foreign currency contracts
As at June 30, 2017, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2017	Collars and forwards	117	1.29	1.39
2018	Collars and forwards	156	1.33	1.37

2017 Management’s Discussion and Analysis

Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2017	Collars and forwards	735.0	18.85	21.81
The fair value of these contracts was an asset of $6.9 million at June 30, 2017 (December 31, 2016 - liability of $3.3 million). For the three and six months ended June 30, 2017, the Company realized gains of $1.0 million on the foreign currency contracts (for the three and six months ended June 30, 2016 - realized losses of $0.3 million and $1.0 million).
The following table illustrates unrealized gains (losses) on foreign currency contracts:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
Foreign currency hedged contracts
Unrealized gains	6.1	—	8.6	—

Foreign currency non-hedged contracts
Unrealized gains (loss)	—	(0.8)	2.7	2.3
	6.1	(0.8)	11.3	2.3
Summary of Quarterly Financial and Operating Results

(in millions, except ounces, per share amounts, and average realized prices)
	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
Gold ounces produced	105,900	96,200	105,676	99,228	92,464	94,632	104,734	87,633
Gold ounces sold	104,023	98,755	107,505	94,791	95,866	90,989	104,419	92,229
Operating Revenues	$131.3	$121.0	$132.2	$125.6	$120.1	$104.3	$115.7	$103.6
Earnings (loss) from operations	$15.8	$2.2	$3.5	$17.2	$2.9	($2.3)	($55.5)	($18.9)
Net earnings (loss)	$2.4	$0.1	($20.6)	$4.8	($11.8)	$9.7	($60.5)	($33.4)
Earnings (loss) per share, basic and diluted(2)	$0.01	$0.00	($0.08)	$0.02	($0.04)	$0.04	($0.24)	($0.13)
Earnings (loss) before interest, taxes, depreciation and amortization (1)	$50.6	$35.9	$29.3	$51.1	$29.1	$25.9	($33.4)	($0.3)
Cash provided by (used in) operating activities	$51.4	$20.1	$38.3	$36.7	$36.9	$23.8	$23.3	($8.4)
Average realized gold price(1)	$1,262	$1,225	$1,230	$1,325	$1,253	$1,146	$1,109	$1,123

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
Operating revenues have trended up since Q2 2015 as a result of higher production and a strengthening gold price. Gold production has been reasonably consistent each quarter, but seasonal conditions can impact production and financial results in future periods, mainly in the third quarter of each year.
The reported net loss in the fourth quarter of 2015 was impacted by a net realizable value adjustment to the El Chanate leach pad inventory, as well as a write-off of the Orion joint venture project.

2017 Management’s Discussion and Analysis

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	cash flow from operating activities before changes in working capital and taxes received;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Cash flow from operating activities	$51.4	$36.9	$71.5	$60.7
Add back: Changes in working capital and cash taxes	(6.3)	3.4	7.8	7.2
Cash flow from operating activities before changes in working capital and cash taxes	$45.1	$40.3	$79.3	$67.9
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

2017 Management’s Discussion and Analysis

Total Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$51.4	$36.9	$71.5	$60.7
Less: operating cash flow used by non-mine site activity	1.1	(11.2)	(5.4)	(15.2)
Cash flow from operating mine-sites	$50.3	$48.1	$76.9	$75.9

Mineral property, plant and equipment expenditure	$51.5	$38.5	$85.1	$71.8
Less: capital expenditures from development projects, and corporate	(19.4)	(3.8)	(27.7)	(8.6)
Capital expenditure from mine-sites	$32.1	$34.7	$57.4	$63.2

Total mine-site free cash flow	$18.2	$13.4	$19.5	$12.7

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$27.3	$26.2	$45.8	$48.0
Add back: Changes in working capital and cash taxes	(0.1)	(1.3)	3.9	(1.1)
Cash flow from operating activities, before changes in working capital	27.2	24.9	49.7	46.9
Mineral property, plant and equipment expenditure	(22.7)	(25.2)	(41.3)	(49.2)
Mine-site free cash flow	$4.6	$1.0	$4.5	($1.2)
Mine-site free cash flow, before changes in working capital	$4.5	($0.3)	$8.4	($2.3)

Mulatos Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$19.8	$18.2	$28.9	$25.2
Add back: Changes in working capital and cash taxes	(0.1)	1.9	5.7	(2.0)
Cash flow from operating activities, before changes in working capital	19.7	20.1	34.6	23.2
Mineral property, plant and equipment expenditure	(14.6)	(9.2)	(26.0)	(13.6)
Less: La Yaqui Phase I capitalized expenditures	5.5	—	10.8	—
Mulatos mineral property, plant and equipment expenditure	($9.1)	($9.2)	($15.2)	($13.6)
Mine-site free cash flow[1]	$10.7	$9.0	$13.7	$11.6
Mine-site free cash flow, before changes in working capital[1]	$10.6	$10.9	$19.4	$9.6
1. Excludes capitalized expenditures at La Yaqui Phase I.

2017 Management’s Discussion and Analysis

El Chanate Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$3.2	$3.7	$2.2	$2.7
Add back: Changes in working capital and cash taxes	(2.0)	(1.0)	0.0	(1.9)
Cash flow from operating activities, before changes in working capital	$1.2	$2.7	$2.2	$0.8
Mineral property, plant and equipment expenditure	(0.3)	(0.3)	(0.9)	(0.4)
Mine-site free cash flow	$2.9	$3.4	$1.3	$2.3
Mine-site free cash flow, before changes in working capital	$0.9	$2.4	$1.3	$0.4
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not  necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

2017 Management’s Discussion and Analysis

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$77.9	$71.3	$155.8	$139.2
Royalties	3.7	3.0	7.5	6.2
Total cash costs	$81.6	$74.3	$163.3	$145.4
Gold ounces sold	104,023	95,866	202,778	186,855
Total cash costs per ounce	$784	$775	$805	$778

Total cash costs	$81.6	$74.3	$163.3	$145.4
Corporate and administrative(2)	3.6	4.1	7.3	8.0
Sustaining capital expenditures(3)	11.1	13.9	20.4	24.4
Share-based compensation	0.2	5.9	4.0	8.4
Sustaining exploration	0.8	0.3	1.8	0.8
Accretion of decommissioning liabilities	0.7	0.6	1.3	1.1
Realized losses on FX options	—	0.3	—	1.0
Total all-in sustaining costs	$98.0	$99.4	$198.1	$189.1
Gold ounces sold	104,023	95,866	202,778	186,855
All-in sustaining costs per ounce	$942	$1,037	$977	$1,012

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Capital expenditures per cash flow statement	$51.5	$38.5	$85.1	$71.8
Less: Young-Davidson non-sustaining capital	(12.8)	(15.4)	(25.3)	(30.4)
Less: Mulatos non-sustaining capital	(13.7)	(5.4)	(22.5)	(8.4)
Less: El Chanate non-sustaining capital	—	—	—	—
Less: Corporate and other non-sustaining capital	(13.9)	(3.8)	(16.9)	(8.6)
	$11.1	$13.9	$20.4	$24.4

2017 Management’s Discussion and Analysis

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$30.5	$31.5	$60.4	$55.1
Royalties	0.9	1.0	2.1	1.8
Total cash costs	$31.4	$32.5	$62.5	$56.9
Gold ounces sold	46,368	44,024	90,195	83,758
Total cash costs per ounce	$677	$738	$693	$679

Total cash costs	$31.4	$32.5	$62.5	$56.9
Sustaining capital expenditures	9.9	9.8	16.0	18.8
Exploration	0.1	0.1	0.2	0.2
Accretion of decommissioning liabilities	0.1	—	0.1	0.1
Total all-in sustaining costs	$41.5	$42.4	$78.8	$76.0
Gold ounces sold	46,368	44,024	90,195	83,758
Mine-site all-in sustaining costs per ounce	$895	$965	$874	$907
(1) Inventory and other adjustments include net realizable adjustments.

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$26.8	$24.4	$56.2	$48.6
Royalties	2.8	2.0	5.4	4.4
Total cash costs	$29.6	$26.4	$61.6	$53.0
Gold ounces sold	40,265	34,865	78,940	67,597
Total cash costs per ounce	$735	$757	$780	$784

Total cash costs	$29.6	$26.4	$61.6	$53.0
Sustaining capital expenditures	0.9	3.8	3.5	5.2
Exploration	0.3	0.2	0.8	0.6
Accretion of decommissioning liabilities	0.5	0.4	1.0	0.8
Total all-in sustaining costs	$31.3	$30.8	$66.9	$59.6
Gold ounces sold	40,265	34,865	78,940	67,597
Mine-site all-in sustaining costs per ounce	$777	$883	$847	$882

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$20.6	$15.4	$39.2	$35.5
Total cash costs	$20.6	$15.4	$39.2	$35.5
Gold ounces sold	17,390	16,977	33,643	35,500
Total cash costs per ounce	$1,185	$907	$1,165	$1,000

Total cash costs	$20.6	$15.4	$39.2	$35.5
Sustaining capital expenditures	0.3	0.3	0.9	0.4
Accretion of decommissioning liabilities	0.1	0.1	0.2	0.2
Total all-in sustaining costs	$21.0	$15.8	$40.3	$36.1
Gold ounces sold	17,390	16,977	33,643	35,500
Mine-site all-in sustaining costs per ounce	$1,208	$931	$1,198	$1,017

2017 Management’s Discussion and Analysis

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net earnings (loss)	$2.4	($11.8)	$2.5	($2.1)
Add back:
Finance expense	1.0	6.0	6.6	12.0
Amortization	27.9	31.7	56.3	60.1
Loss on redemption of senior secured notes	29.1	—	29.1	—
Deferred income tax expense (recovery)	(14.8)	1.9	(14.1)	(17.1)
Current income tax expense	5.0	1.3	6.1	2.1
EBITDA	$50.6	$29.1	$86.5	$55.0
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

Accounting Estimates, Policies and Changes

Accounting Estimates
The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2017 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2016.
Accounting Policies and Changes
The accounting policies applied in the condensed interim consolidated financial statements for the three and six months ended June 30, 2017 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2016, with the exceptions listed in note 2 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2017, and below.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2017:
The Company early adopted IFRS 9 (2014), Financial Instruments (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) on the classification and measurement of financial assets and financial liabilities. IFRS 9 provides a new model for the classification and measurement of financial assets. The classification depends on an entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting.

2017 Management’s Discussion and Analysis

During the period ended June 30, 2017, the Company has designated foreign currency collars and forwards related to Canadian dollar and Mexican peso expenditures. The Company has designated these instruments as hedged items under IFRS 9. The adoption of IFRS 9 did not require the Company to re-state comparative prior period figures, as the adoption of this standard did not have a material impact on the Company’s comparative information. The impact of applying hedge accounting during the three and six months ended June 30, 2017 is outlined in note 12 of the condensed interim consolidated financial statements.
Future accounting standard changes, not effective as of June 30, 2017:
On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2018 with early application permitted. The Company is currently evaluating the potential impact of applying IFRS 15, primarily analyzing its concentrate sale agreements. The Company has not determined the impact of adopting IFRS 15 on the consolidated financial statements.
On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard replaces IAS 17 Leases. The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company currently has not determined the impact of adopting IFRS 16, however, is in the process of developing an implementation plan to assess the effects on its consolidated financial statements.
Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at June 30, 2017.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at June 30, 2017 and have concluded that these are appropriately designed.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Cautionary Note to U.S. Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated

2017 Management’s Discussion and Analysis

resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company's Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, Alamos' Vice President, Exploration, a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news release dated February 23, 2017.